

02005437

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden hours per response . . . 12.00

SEC FILE NUMBER
8- 13791

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

FEB 27 2002

REPORT FOR THE PERIOD BEGINNING 1/1/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Capital Analysts, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3 Radnor Corporate Center, Suite 220
(No. and Street)

Radnor, (City) PA (State) 19087-4573 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bernard J. Bujak 610-995-1510
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young, LLP
(Name — *if individual, state last, first, middle name*)

250 East Fifth Street (Address) Cincinnati (City) OH (State) 45202 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

3-18-02

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

Robert S. Cogan, swear (or affirm) that, to the st of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Capital Analysts Incorporated, as of January 25, 2002, are true and correct. I further swear (or affirm) that neither the company or any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of customer, except as follows:

____

____

____

Signature

President

Title

Notary Public

NOTARIAL SEAL
LORETTA GRIMALDI, Notary Public
Radnor Twp., Delaware County
My Commission Expires Oct. 19, 2004

is report** contains (check all applicable boxes):

(a) Facing page.
(b) Statement of Financial Condition.
(c) Statement of Income (Loss).
(d) Statement of Changes in Financial Condition.
(e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
(f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(g) Computation of Net Capital
(h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
(i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
(j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
(k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(l) An Oath or Affirmation.
(m) A copy of the SIPC Supplemental Report.
(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Statement of Financial Condition

Capital Analysts Incorporated

December 31, 2001 with Report of Independent Auditors


FEB 27 2002
SECTION

Capital Analysts Incorporated

Statement of Financial Condition

December 31, 2001

Contents



■ Ernst & Young LLP
1300 Chiquita Center
250 East Fifth Street
Cincinnati, Ohio 45202

■ Phone: (513) 621-6454
www.ey.com

Report of Independent Auditors

Board of Directors
Capital Analysts Incorporated

We have audited the accompanying statement of financial condition of Capital Analysts Incorporated, an indirect wholly owned subsidiary of Western and Southern Life Insurance Company, as of December 31, 2001. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Capital Analysts Incorporated at December 31, 2001 in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

January 18, 2002

Capital Analysts Incorporated

Statement of Financial Condition

December 31, 2001

Assets	
Cash and cash equivalents	**$2,582,926**
Accounts receivable general	**185,335**
Commissions and concessions receivable	**531,616**
Due from clearing firm	**70,482**
Furniture and fixtures (net of accumulated depreciation of $405)	**4,450**
Computer software (net of accumulated amortization of $68,808)	**23,894**
Capital leases (net of accumulated amortization of (111,160)	**140,996**
Leasehold improvements (net of accumulated amortization of $55,324)	**32,896**
Receivable from affiliate	**116,302**
Deposits with clearing broker	**50,000**
Notes receivable	**40,000**
Prepaid expenses	**37,091**
Total assets	**$3,815,988**
Liabilities and shareholder's equity	
Commissions and concessions payable	**$1,301,926**
Payable to affiliate	**199,196**
Leases payable to affiliate	**140,996**
Accrued expenses and other payables	**310,714**
Total liabilities	**1,952,832**
Shareholder's equity:	
Common stock, $50 par value, authorized 1,000 shares; issued and outstanding 500 shares	**25,000**
Additional paid-in capital	**5,214,134**
Accumulated deficit	**(3,375,978)**
Total shareholder's equity	**1,863,156**
Total liabilities and shareholder's equity	**$3,815,988**

See accompanying notes.

Capital Analysts Incorporated

Notes to Financial Statement

December 31, 2001

1. Organization and Nature of Business

Capital Analysts Incorporated (the Company), a wholly owned subsidiary of CAI Holding Company Inc. (the Parent), is an indirect wholly owned subsidiary of Columbus Life Insurance Company, which is wholly owned by Western and Southern Life Insurance Company (Western and Southern). The Company is a licensed broker-dealer in all states and a registered investment advisor in 49 states, with a national network of independent registered representatives that introduce customer transactions placed through the Company.

2. Significant Accounting Policies

Income Taxes

The Company is included in the consolidated federal income tax return with Western and Southern. Statement of Financial Accounting Standards (SFAS) No. 109, *Accounting for Income Taxes*, requires a systematic and rational allocation of tax expense to members of the consolidated group. Accordingly, the Company records a provision for income tax expense under the separate return method as permitted under SFAS No. 109. The benefit from losses of the Company which are utilized in the consolidated return will be retained in the parent company under the tax sharing agreement. Any difference between the amount of tax expense or benefit under the separate return method and the amount of cash paid or received under the tax sharing agreement is treated as either a dividend or a capital contribution. The amount of taxes payable to Western and Southern as of December 31, 2001 was $9,242.

Capitalization of assets

Computer software, leasehold improvements and furniture and fixtures are stated at cost, less accumulated depreciation, and depreciated using the straight-line method over their estimated useful life of 3 years for computer software, 5 years for leasehold improvements and 10 years for furniture and fixtures.

Cash and Cash Equivalents

Cash and cash equivalents includes all cash balances and highly-liquid investments with a maturity of three months or less at the date of purchase.

2. Significant Accounting Policies (continued)

Estimates

The preparation of the Statement of Financial Condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

3. Deposits With Clearing Broker

At December 31, 2001, the Company had deposited funds of $50,000 with an unrelated broker-dealer. These funds earn interest at the average overnight repurchase agreement rate.

4. Pension Plans

The Company is covered under the Western-Southern Affiliated Company Employee Retirement 401(k) Savings Plan (the Savings Plan), which is a contributory plan covering all eligible full-time employees. The Savings Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Additionally, the Company is covered under the Western-Southern Affiliated Companies Retirement Plan (the Retirement Plan), which is a defined contribution plan, established on January 1, 1992, to provide eligible participants with additional income after retirement. Eligible participants include employees of the Company who are over twenty-one years of age and have more than 1,000 hours of service during a twelve-month period. Under the Retirement Plan, each participant is provided with an allocation of the Company's contribution that is determined by resolution of the Board of Directors. The Retirement Plan is subject to provisions of ERISA.

5. Leases

The Company leases office space, a phone conversation recording system and computer equipment from Western and Southern.

At December 31, 2000, future minimum lease commitments under noncancelable capital and operating leases are as follows:

	Capital	Operating
2002	$ 80,524	$ 403,073
2003	45,968	322,573
2004	14,504	56,520
2005	-	33,288
2006	-	33,288
Total	$ 140,996	$ 848,743

6. Contingencies

The Company is involved in various lawsuits considered normal to its securities business. Management of the Company believes that the resolution of these various lawsuits will not result in any material adverse impact on the financial position of the Company.

7. Regulatory Requirements

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) of the Securities Exchange Act of 1934. According to this rule, the Company must maintain at all times net capital of not less than $250,000 or 6 2/3% of aggregate indebtedness, as defined, whichever is greater. In addition, the Company's ratio of aggregate indebtedness to net capital may not exceed 15 to 1. At December 31, 2001, the Company's minimum net capital requirement was $250,000. The Company had net capital, as defined, of $1,394,885 at December 31, 2001, and its ratio of aggregate indebtedness to net capital was 1.33 to 1 at December 31, 2001.

8. Exemption from Rule 15c3-3

The Company maintains a special account for the exclusive benefit of customers, carries no customer accounts and promptly transmits all customer funds and securities to its clearing broker. Accordingly, the Company is exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Commission.